FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 18, 2008

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES

2007 ANNUAL AND FOURTH QUARTER RESULTS

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Cellcom Israel Concludes Record Year with the Highest Growth Rates in the Israeli
Cellular Market:

Annual net income increased 56.2%; EBITDA1 up by 13.5%

Cellcom Israel declares a fourth quarter and a one time extraordinary dividend of NIS 7.18 per share (totals approx. NIS 700 million)

2007 Annual Highlights (results compared to 2006):

▪	Total Revenues from services increased 8% to NIS 5,387 million ($1,401 million)

▪	Revenues from content and value added services (including SMS) increased 46%, reaching 9.1% of services revenues

▪	Total Revenues (including revenues of end-user equipment) increased 7.6% to NIS 6,050 million ($1,573 million)

▪	EBITDA increased 13.5% to NIS 2,115 million ($550 million); EBITDA margin 35.0%, up from 33.2%

▪	Operating income increased 29.7% to NIS 1,341 million ($349 million)

▪	Net income increased 56.2% to NIS 873 million ($227 million)[2]

▪	Free Cash Flow [1] increased 27.1% to NIS 1,073 million ($279 million)

▪	Subscriber base increased by approx. 189,000, reaching approx. 3.073 million at the end of 2007

▪	3G subscribers reached approx. 419,000 at the end of 2007

▪	The Company Declared fourth quarter and one-time extraordinary dividend of NIS 7.18 per share, bringing the aggregate dividends distributed for 2007 to NIS 1,355 million (NIS 13.90 per share)

Fourth Quarter 2007 Highlights (results compared to fourth quarter of 2006):

▪	Total Revenues from services increased 8% to NIS 1,372 million ($357 million)

▪	Revenues from content and value added services (including SMS) increased 47.8%, reaching 9.9% of services revenues

▪	Total Revenues (including revenues of end-user equipment) increased 10.7% to NIS 1,584 million ($412 million)

▪	EBITDA increased 10.8% to NIS 482 million ($125 million); EBITDA margin 30.4%, similar to the fourth quarter last year

▪	Operating income increased 22.0% to NIS 283 million ($74 million)

▪	Net income increased 31.7% to NIS 183 million ($48 million)

▪	Subscriber base increased by approx. 57,000 subscribers during the fourth quarter
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[1]	Please view section "Use of Non-GAAP financial measures" at the end of this press release.
[2]	Includes a one time gain following the release of a tax provision; See "Finance Expenses, Net" below.

Netanya, Israel – March 18, 2008 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for 2007 and for the fourth quarter ended December 31, 2007. Revenues for 2007 and for the fourth quarter 2007 totaled NIS 6,050 million ($1,573 million) and NIS 1,584 million ($412 million) respectively; EBITDA for 2007 totaled NIS 2,115 million ($550 million), or 35.0% of revenues and for the fourth quarter 2007 - NIS 482 million ($125 million), or 30.4% of revenues; and net income for 2007 and for the fourth quarter reached NIS 873 million ($227 million) and NIS 183 million ($48 million), respectively. Earnings per basic share for 2007 and fourth quarter 2007 reached NIS 8.95 ($2.33) and NIS 1.88 ($0.49), respectively.

Mr. Ami Erel, Chairman of the Board noted: "I would like to thank the Company and its employees for the exceptional performance in 2007, further establishing the Company's position as the Israeli cellular market leader. The Company's fourth quarter results show the continuous momentum and successful preparation for the implementation of number portability".

Commenting on the results, Amos Shapira, Chief Executive Officer said, "This has been a record year of financial and operational results at Cellcom Israel. During 2007 we met, and even exceeded, our expectations in every financial and operational parameter. We presented higher service revenue growth than the market for the second sequential year in row, attesting to the continuing positive trend.

Our aggressive approach to both revenues and expenses enabled us to present an increase of 13.5% in EBITDA and of 30% in operating income, making us the highest EBITDA generating cellular company in the market. We continued to grow revenues and profitability in the fourth quarter despite the continuing price erosions in the market.

Eighteen months after launching our HSDPA 3.5 G services, our 3G subscriber base increased by approximately 138,000 subscribers in the fourth quarter of 2007 and reached 419,000 as of the end of 2007, all of which are post-paid. Our HSPA network is the most advanced network, enabling us to provide the fastest Mobile Broadband services in Israel. Last year we focused on ongoing marketing efforts to drive usage and new product introduction, while steadily reducing expenses and implementing efficiency measures throughout our operations. During 2007, we further enhanced our investment in customer service by, among others, expanding our workforce. This is in line with the Company’s strategy to constantly improve service levels and customer satisfaction. We further strengthened our relationship with our customers through broad and successful marketing initiatives and the launch of innovative and new perception marketing plans such as "Cellcom Israel by the second", emphasizing once again Cellcom Israel’s innovation and marketing initiative”.

Relating to the introduction of number portability, Mr. Shapira added: “In the second half of the 2007 we invested additional resources in order to maintain our commitment to offer high customer service levels, as well as attracting new high-quality subscribers. In 2007 the company continued to lead the Israeli Cellular market and retained its market share. Furthermore, in 2007 the company surpassed the 3 million subscriber mark clearly positioning the company as Israeli largest cellular company. Number Portability, which was introduced to the market in December 2007, has become an integral part of the company's operation and currently accounts to less than 20% of the Company's sale transactions, while the balance continues to be traditional sale transactions. During the year we surpassed the 3 million subscriber mark, clearly positioning the Company as Israel’s largest cellular company. I'm very pleased with our subscriber growth rate, as well as with the increase in content and value added service revenues, which reached 9.1% of our service revenues this year. Furthermore, our landline and transmission services, although not yet material to our overall revenues, contributed directly to higher revenues and profitability, serving as another growth driver for the Company. In early 2008, we enhanced our offering in the landline services by offering our customers a variety of new advanced services, using the Next Generation Network (NGN) recently purchased. We met all our goals with respect to the landline communication market".

Tal Raz, Chief Financial Officer commented: "We are very pleased with the substantial increase in profitability, despite the increasing competition in the industry, the introduction of number portability and regulatory pressures. The improved profitability was mainly the result of a 12% increase in airtime minutes, higher revenues from content services as well as ongoing cost efficiencies. These improvements were partially offset by an increase in customer retention expenses, especially towards, and after, the introduction of number portability, as well as expenses associated with expanding the Company’s workforce. On the other hand, our ongoing efficiency measures contributed to a decline in marketing, sales, administrative and general expenses as percentage of revenues both on an annual and quarterly basis. We achieved these results despite ongoing price erosions, which totaled approximately 3% in the fourth quarter and approximately 6% in the full year 2007. This is definitely a record year for Cellcom Israel, in which Free Cash Flow continued to be strong, rising 27% compared to last year. The improved free cash flow is a direct result of the Company’s improved financial performance, enabling us to distribute a fourth quarter and a one-time extraordinary dividend of NIS 7.18 dividend per share, or a total of approximately NIS 700 million”.

Main Financial Highlights:

	Million NIS		% of Revenues		% Change	Million US$ (convenience translation)
	2007	2006	2007	2006		2007	2006
Revenues - Services	5,387	4,986	89.0%	88.7%	8.0%	1,401	1,297
Revenues - Equipment	663	636	11.0%	11.3%	4.2%	172	165
Total revenues	6,050	5,622	100.0%	100.0%	7.6%	1,573	1,462
Cost of revenues - Services	2,572	2,493	42.5%	44.3%	3.2%	669	648
Cost of revenues - Equipment	800	780	13.2%	13.9%	2.6%	208	203
Total cost of revenues	3,372	* 3,273	55.7%	58.2%	3.0%	877	851
Gross Profit	2,678	2,349	44.3%	41.8%	14.0%	696	611
Marketing and Sales Expenses	685	656	11.3%	11.7%	4.4%	178	171
General and Administration Expenses	652	659	10.8%	11.7%	4.4%	178	171
Operating income	1,341	1,034	22.2%	18.4%	29.7%	349	269
Finance Expenses, net	(156)	(155)	(2.6%)	(2.8%)	0.6%	(41)	(40)
Other Expenses, net	(3)	* (6)	(0.1%)	(0.1%)	(50.0%)	(1)	(2)
Income before Taxes on Income	1,182	873	19.5%	15.5%	35.4%	307	227
Taxes on Income	309	* 314	5.1%	5.6%	(1.6%)	80	82
Net Income	873	559	14.4%	9.9%	56.2%	227	145
Cash Flow from Operating Activities, net of Investing Activities	1,073	844	17.7%	15.0%	27.1%	279	219

*	Restated due to initial implementation of a new Israeli Accounting Standard No. 27. For details see Note 2.U.2 to our financial statements as of December 31, 2007.

Key Performance Indicators:

2007	2006	% Change	2007	2006
Million NIS	Million US$ (convenience translation)
EBITDA	2,115	1,864	13.5%	550	485
EBITDA, as percent of Revenues	35.0%	33.2%	5.4%	35.0%	33.2%
Subscribers end of period (in thousands)	3,073	2,884	6.6%
Estimated Market Share[3]	34%	34%	-
Churn Rate (in %)	16.3%	16.8%	(3.0%)
Average Monthly MOU (in minutes)	348	* 333	4.5%
Monthly ARPU (in NIS)	149	* 149	-	38.7	38.7

*	Restated to reflect the full impact of the change in our subscriber calculation methodology implemented in July 2006 to allow comparison to 2007.

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3 In order to estimate the Company's market share, the Company was required to estimate the number of subscribers of one of the four Israeli cellular operators - Mirs Communications Ltd. ("Mirs"), as at December 31, 2007, since Mirs does not publish this information.

Financial Review

Revenues for 2007 totaled NIS 6,050 million ($1,573 million), a 7.6% increase compared to NIS 5,622 million ($1,462 million) in 2006. The increase in revenues resulted both from an 8.0% increase in revenues from services, reaching NIS 5,387 million ($1,401 million) compared to NIS 4,986 million ($1,297 million) in 2006, as well as from a 4.2% increase in handset and accessories’ revenues, which increased from NIS 636 million ($165 million) in 2006, to NIS 663 million ($172 million) in 2007. The increase in revenues from services is attributed mainly to an increase of approximately 12% in airtime usage (outgoing and incoming), following the increase in the Company's subscriber base and Minutes of Use ("MOU") per subscriber, as well as a significant increase in revenues from land-line services. The increase also resulted from a 45.6% increase in revenues from content and value added services (including SMS), which totaled in 2007 to NIS 492 million ($128 million), representing 9.1% of revenues from services. The increase in revenues from services was partially offset by the regulatory  reduction of interconnect tariffs in March 2007, the regulation in relation to calls ending in voicemail and the continued airtime price erosion. The increase in handset and accessories’ revenues primarily resulted from a larger amount of handsets sold during 2007, which was offset in part by a decrease in the average handset sale price, resulting from aggressive sales campaigns, launched mainly during the fourth quarter 2007.

Revenues for the fourth quarter of 2007 totaled NIS 1,584 million ($412 million), a 10.7% increase compared to NIS 1,431 million ($372 million) in the fourth quarter last year. The increase in revenues resulted from a 7.9% increase in revenues from services, to NIS 1,372 million ($357 million) compared to NIS 1,271 million ($330 million) in the fourth quarter last year, as well as from a 32.5% increase in handset and accessories’ revenues from NIS 160 million ($42 million) in the fourth quarter last year, to NIS 212 million ($55 million) in the fourth quarter 2007. The increase in revenues from services during the fourth quarter is attributed mainly to an increase of approximately 9% in airtime usage (outgoing and incoming). Revenues also reflected a 47.8% increase in revenues from content and value added services (including SMS) in the fourth quarter 2007, compared to the fourth quarter last year, to NIS 136 million ($35 million), representing 9.9% of revenues from services. The increase in revenues from services was partially offset by the reduction of interconnect tariffs, the regulation in relation to calls ending in voicemail and the ongoing airtime price erosion. The increase in handset and accessories’ revenues primarily resulted from a larger amount of handsets sold during the fourth quarter of 2007, which was offset in part by a decrease in the average handset sale price, resulting from aggressive sales campaigns launched during the quarter.

Cost of revenues for 2007 totaled NIS 3,372 million ($877 million), compared to NIS 3,273 million in 2006, an increase of 3.0%. Cost of revenues for the fourth quarter 2007 totaled NIS 958 million ($249 million), compared to NIS 843 million ($219 million) in the fourth quarter last year, an increase of

13.6%. The increase in both the annual and quarterly cost of revenues' primarily resulted from an increase in interconnect expenses due to increase in outgoing calls ending in other operators' networks, as well as an increase in cost of content and value-added services due to increased usage. This also resulted from an increase in handsets cost due to a larger amount of handsets sold during the periods, partially offset by increased efficiency in handset procurement, as well as a decline in the cost of accessories sold during the periods.

Gross profit margin for 2007 increased further reaching to 44.3%, compared to 41.8% last year. Gross profit for 2007 totaled NIS 2,678 million ($696 million), a 14.0% increase compared to NIS 2,349 million ($611 million) in 2006. Gross profit margin for the fourth quarter 2007 declined to 39.5% from 41.1% in the fourth quarter last year due to a significant increase in handsets subsidizing during the quarter compared to the fourth quarter last year. Gross profit for the fourth quarter 2007 totaled NIS 626 million ($163 million), a 6.5% increase compared to NIS 588 million ($153 million), in the fourth quarter last year.

Selling, Marketing, General and Administration Expenses ("SG&A Expenses") for 2007 totaled NIS 1,337 million ($347 million), an increase of 1.7% compared to NIS 1,315 million ($342 million) in 2006. SG&A Expenses for the fourth quarter 2007 totaled NIS 343 million ($89 million), a decrease of 3.7% from NIS 356 million ($93 million) in the fourth quarter 2006. The SG&A Expenses in the full year and fourth quarter 2007 were mainly effected by an increase in salaries and related expenses resulting from the expansion of our workforce, as part of our strategy to constantly improve service level and customer satisfaction, as well as in preparation for the implementation of number portability. Customer retention expenses and marketing efforts, which included, among other things, innovative marketing campaigns, also increased during 2007. As a result of the expanded marketing of innovative new plans with a guaranteed income during 2007, we are required to defer sales commissions related to the acquisition and retention of subscribers bearing guaranteed revenues, and to recognize these commissions as intangible assets to be amortized over the expected life of such subscribers' guaranteed revenues. We started deferring such commissions in the fourth quarter of 2007. The deferred sales commissions in the fourth quarter amounted to approximately NIS 19 million.

Operating income for 2007 increased 29.7%, reaching NIS 1,341 million ($349 million), compared to NIS 1,034 million ($269 million) in 2006. Operating profit for the fourth quarter 2007 increased 22.0%, reaching NIS 283 million ($74 million), compared to NIS 232 million ($60 million) in the fourth quarter last year. EBITDA for 2007 increased 13.5%, reaching NIS 2,115 million ($550 million), compared to NIS 1,864 million ($485 million) in 2006. EBITDA, as a percent of revenues, increased to 35.0% in 2007, compared to 33.2% in 2006. EBITDA for the fourth quarter 2007 increased 10.8%, reaching

NIS 482 million ($125 million), compared to NIS 435 million ($113 million) in the fourth quarter 2006. EBITDA for the fourth quarter 2007, as a percent of revenues, totaled to 30.4%, no change from the fourth quarter last year. The increase in the fourth quarter reflects, among other things, the deferral of sales commissions, partially offset by a significant quarterly increase in handsets subsidizing.

Finance Expenses, net for 2007 totaled NIS 156 million ($41 million) similar to 2006. This stability in finance expenses resulted primarily from an increase in interest and linkage expenses to the Israeli Consumer Price Index (CPI), associated with our debentures, following the increase in our debt level following the issuance of two new series of debentures in October 2007, as well as the increased inflation in 2007 of 2.8%, compared to a 0.3% deflation in 2006. This increase was offset by an increase in income from our hedging portfolio, mainly gains from our CPI hedging transactions, a decrease in interest expenses related to our credit facility and an increase in interest income on our short term deposits. Financing expenses for the fourth quarter 2007totaled NIS 19 million ($5 million), compared to NIS 27 million ($7 million) in the fourth quarter last year, a 29.6% decrease. This decrease resulted mainly from an increase in interest income relating to our short term deposits and a decrease in interest expenses relating to our credit facility, due to our reduced indebtedness under the credit facility. The decrease also resulted from an increase in income from our hedging portfolio, mainly gains from our CPI hedging transactions. The decrease in financing expenses in the fourth quarter was partially offset by an increase in interest on our debentures and no CPI linkage income associated with our debentures compared to substantial CPI linkage income in the fourth quarter last year.

In October 2007, the Israeli Supreme Court issued two new rulings readdressing its previous ruling of November 2006 regarding the deductibility of financing expenses for tax purposes, that might be attributed by the Israeli Tax Authority to a financing of dividends. As of June 30, 2007 the Company had an accumulated tax provision in the amount of approximately NIS 72 million, which was based on the possibility that part of the Company's financing expenses would not be recognized as a deductible expense for tax purposes. As a result of the Supreme Court's new rulings of October 2007 and based on the Company's legal counsels' opinion, the Company released the aforesaid tax provision in the third quarter of 2007 and reduced its income tax expenses by approximately NIS 72 million, of which NIS 55.5 million were recorded in 2006.

For additional details see the Company’s annual report for the year ended December 31, 2007 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Income tax".

Net Income for 2007 increased 56.2% to NIS 873 million ($227 million) (including a one-time amount following the release of the above noted tax provision), compared to NIS 559 million ($145 million) in 2006. Net income for the fourth quarter 2007 increased 31.7%, reaching NIS 183 million ($48 million), compared to NIS 139 million ($36 million) in the fourth quarter last year. Basic earnings per share for 2007 totaled NIS 8.95 ($2.33), compared to NIS 5.73 ($1.49) in 2006. Basic earning per share for the fourth quarter 2007 totaled NIS 1.88 ($0.49), compared to NIS 1.43 ($0.37) in the fourth quarter 2006.

Operating Review

New Subscribers – at the end of 2007 the Company had approximately 3.073 million subscribers. During 2007 the Company added approximately 189,000 net new subscribers, compared to approximately 201,000 in 2006. In the fourth quarter 2007 the Company added approximately 57,000 net new subscribers, compared to a net increase of approximately 56,000 subscribers in the same period last year. The number of 3G subscribers at the end of 2007 reached approximately 419,000 subscribers, representing 13.6% of the Company’s total subscriber base.

The annual Churn Rate in 2007 was 16.3% down from 16.8% in 2006. The churn rate for the fourth quarter 2007 was 4.4%, compared to 3.9% in the fourth quarter last year. The churn in the fourth quarter of 2007 primarily consists of lower contribution pre-paid customers and customers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in 2007 totaled 348 minutes, compared to 3334 minutes in 2006, an increase of 4.5%. MOU for the fourth quarter 2007 increased 2.3% and totaled 352 minutes, compared to 344 minutes in the fourth quarter last year.

The monthly Average Revenue per User (ARPU) for 2007, totaled NIS 149 ($38.7), no change from 20064. ARPU for the fourth quarter 2007 increased 0.6% and totaled NIS 148 ($38.5), compared to NIS 147 ($38.3) in the fourth quarter last year.

Financing and Investment Review

Cash Flow

Free cash flow (Cash provided by operating activities, net of cash used in investing activities) for 2007 increased 27.1%, reaching NIS 1,073 million ($279 million), compared to NIS 844 million ($219 million) generated in 2006. The Company continues to generate, on an ongoing basis, significant levels of free cash flow, as a result of increased revenues, improved cash collection and cost

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[4]
MOU and ARPU for the full year of 2006 were restated to reflect the full impact of the change in the methodology of calculating our subscriber base implemented in July 2006, to allow comparison to 2007.

efficiencies, partially offset by an increase in expenses as a result of the expansion in the Company's workforce and the increase in customer retention and acquisition costs, especially in preparation for the implementation of number portability. Free cash flow for the fourth quarter 2007 amounted to NIS 224 million ($58 million), down from NIS 288 million in the fourth quarter last year. The decrease in the fourth quarter 2007 resulted mainly from the expansion of our workforce and from the increase in handsets purchase in preparation for number portability implemented in December 2007.

Shareholders' Equity

Shareholders' Equity as of December 31, 2007, primarily consisting of accumulated undistributed retained earnings, totaled NIS 830 million ($216 million).

Investment in Fixed Assets

During 2007 the Company invested NIS 573 million ($149 million) in fixed assets and intangible assets (including, among others, deferred commissions and investments in information systems and software), compared to NIS 521 million ($135 million) in 2006.

Dividend

On March 17, 2008, the Company's board of directors declared a cash dividend in the amount of NIS 7.18 per share, and in the aggregate amount of approximately NIS 700 million (the equivalent of approximately $2.10 per share and approximately $204 million in the aggregate, based on the representative rate of exchange on March 17, 2008; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on April 10, 2008), subject to withholding tax described below. The dividend amount is comprised of a dividend for the fourth quarter of 2007 of NIS 1.78 per share, or approximately NIS 173 million in the aggregate, and a one-time extraordinary dividend for the year 2007 of NIS 5.40 per share, or approximately NIS 527 million in the aggregate. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on March 31, 2008. The payment date will be April 14, 2008. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The one-time extraordinary dividend does not reflect any change to the Company's  dividend policy. Further, the dividend per share that the Company will pay for the fourth quarter of 2007 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2007 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Financing

Issuance of Debentures

In October 2007, the Company issued two new series of debentures, Series C and D, to the public in Israel, in a total principal amount of approximately NIS 1,072 million. In February 2008, subsequent to the balance sheet date, the Company issued, in a private placement, additional debentures for a total principal amount of approximately NIS 574.8 million from its existing series C and D debentures, for a total consideration of approximately NIS 600 million. The debentures were listed for trading on the Tel Aviv Stock Exchange.

For additional details see the Company’s annual report for the year ended December 31, 2007 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Debt service – Public debentures".

Credit Facility Full Prepayment

In November 2007, the Company voluntarily prepaid approximately 50% of the outstanding term loan under its credit facility, as of that date, in a principal amount of $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS).

In March 2008, subsequent to the balance sheet date, the Company voluntarily prepaid the balance of outstanding amounts under its credit facility, in a principal amount of $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS), following which, the credit facility was terminated.

For additional details see the Company’s annual report for the year ended December 31, 2007 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Credit facility from bank syndicate".

Conference Call Details

The Company will be hosting a conference call on Tuesday, March 18, 2008 at 09:00 am EDT, 03:00 pm Israel time, and 01:00 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 051 8913

Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 1:00 pm UK Time; 3:00 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: http://investors.ircellcom.co.il/events.cfm. After the call, a replay of the call will be available under the same investor relations section.

Annual report for 2007

Cellcom Israel will be filing its annual report for the year ended December 31, 2007 (on form 20-F) with the US Securities and Exchange Commission today, March 18, 2008. The annual report will be available for download at the Cellcom Israel's website at http://investors.ircellcom.co.il/. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3.073 million subscribers (as at December 31, 2007) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.ircellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2007.
Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company presents its financial statements using Israeli General Accepted Accounting Principles. Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.846 = US$1 as published by the Bank of Israel on December 31, 2007.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of this Press Release.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

			Convenience Translation into US dollar

	December 31,	December 31,	December 31,
	2006	2007	2007
	NIS millions	NIS millions	US$ millions
	(Audited)	(Audited)	(Audited)

Current assets
Cash and cash equivalents	56	911	237
Trade receivables, net	1,242	1,385	360
Other receivables	123	133	34
Inventory	131	245	64
	1,552	2,674	695

Long-term receivables	526	545	142

Property, plant and equipment, net	(**)(*) 2,550	2,368	616

Intangible assets, net	(**)695	685	178

Total assets	5,323	6,272	1,631

Current liabilities
Short-term bank credit	-	353	92
Trade payables and accrued expenses	819	1,007	262
Other current liabilities	496	543	141
	1,315	1,903	495

Long-term liabilities
Long-term loans from banks	1,208	343	89
Debentures	1,989	2,983	776
Deferred taxes	(*) 212	196	51
Other long-term liabilities	2	17	4
	3,411	3,539	920

Shareholders’ equity	(*) 597	830	216

Total liabilities and shareholders' equity	5,323	6,272	1,631

(*)	Restated due to initial implementation of a new Israeli Accounting Standard No. 27. See Note 2.U.2 to our financial statements as of December 31, 2007.
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard No. 30. See Note 2.U.4 to our financial statements as of December 31, 2007.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

				Convenience Translation into US dollar

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2007
	NIS millions			US$ millions
	(Audited)

Revenues	5,114	5,622	6,050	1,573
Cost of revenues	* 3,081	* 3,273	3,372	877

Gross profit	2,033	2,349	2,678	696
Selling and marketing expenses	623	656	685	178
General and administrative expenses	656	659	652	169

Operating income	754	1,034	1,341	349
Financial income (expenses), net	24	(155)	(156)	(41)
Other income (expenses), net	* (13)	* (6)	(3)	(1)

Income before income tax	765	873	1,182	307
Income tax	* 234	* 314	309	80

Net income	531	559	873	227

Earnings per share
Basic earnings per share (in NIS)	* 5.44	* 5.73	8.95	2.33

Diluted earnings per share (in NIS)	* 5.44	* 5.73	8.87	2.31

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,500	97,500	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	97,500	97,500	98,441	98,441

(*)	Restated due to initial implementation of a new Israeli Accounting Standard No. 27. See Note 2.U.2 to our financial statements as of December 31, 2007.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

				Convenience
				translation
				into
				U.S. dollar
				Year ended
	Year ended December 31			December 31
	2005	2006	2007	2007
	NIS millions			US$ millions
Cash flows from operating activities:
Net income	* 531	* 559	873	227
Addition required to present cash flows from
operating activities (A)	* 741	* 918	771	200
Net cash provided by operating activities	1,272	1,477	1,644	427

Cash flows from investing activities:
Addition to property, plant and equipment	** (473)	** (526)	(466)	(121)
Proceeds from sales of property, plant and equipment	12	15	4	1
Investment in intangible assets	** (158)	** (122)	(97)	(25)
Investment in long term deposit	-	-	(12)	(3)
Net cash used in investing activities	(619)	(633)	(571)	(148)

Cash flows from financing activities:
Repayments under short-term bank credit facility	(4,953)	(1,222)	-	-
Borrowings under short-term bank credit facility	4,894	1,222	-	-
Borrowings of long-term loans from banks	-	2,155	-	-
Payment of long-term loans from banks	(533)	(1,175)	(645)	(168)
Proceeds from issuance of debentures, net of issuance costs	1,706	290	1,066	277
Paid dividend	-	(3,830)	(639)	(166)
Net cash provided by (used in) financing activities	1,114	(2,560)	(218)	(57)

Increase (decrease) in cash and cash equivalents	1,767	(1,716)	855	222

Balance of cash and cash equivalents at beginning of the period	5	1,772	56	15

Balance of cash and cash equivalents at end of the period	1,772	56	911	237

(*)	Restated due to initial implementation of a new Israeli Accounting Standard No. 27. See Note 2.U.2 to our financial statements as of December 31, 2007.
.
(**)	Reclassified due to initial implementation of a new Israeli Accounting Standard No. 30. See Note 2.U.4 to our financial statements as of December 31, 2007.

Cellcom Israel Ltd.
(An Israeli Corporation)
Condensed Consolidated Statements of Cash Flows (cont’d)

Appendix A – Adjustments required to present cash flows from operating activities

				Convenience
				translation
				into
				U.S. dollar
				Year ended
	Year ended December 31			December 31
	2005	2006	2007	2007
	NIS millions			US$ millions
Adjustments required to present cash flows from
operating activities
Income and expenses not involving cash flows
Depreciation and amortization	* 889	* 830	774	201
Deferred taxes	* (4)	* (20)	(4)	(1)
Exchange and linkage differences on long-term liabilities	-	(109)	(7)	(2)
Capital losses	* 4	* 6	4	1
Change in provision for decline in value of land - held for sale	4	-	(10)	(2)
Stock based compensation	-	-	29	7
Change in other long term liabilities	-	-	2	-
	893	707	788	204
Changes in assets and liabilities
Increase in trade receivables (including long-term amounts)	(37)	(75)	(139)	(36)
Decrease (increase) in other receivables
(including long- term amounts)	(60)	22	(18)	(5)
Decrease (increase) in inventories	(19)	(13)	(114)	(29)
Increase (decrease) in trade payables (including long-term amounts)	(15)	4	178	46
Increase (decrease) in other payables and credits
(including long-term amounts)	(21)	273	76	20
	(152)	211	(17)	(4)
	741	918	771	200

Appendix B – Non- cash activities

Non-cash activities
Acquisition of property, plant and equipment and intangible assets on credit	314	197	216	56
Receivables in respect of issuance of debentures	46	-	-	-
Tax withheld regarding cash dividend	-	-	16	4
Supplemental information:
Income taxes paid	275	267	313	81
Interest paid	51	124	175	46

(*)	Restated due to initial implementation of a new Israeli Accounting Standard No. 27. See Note 2.U.2 to our financial statements as of December 31, 2007.

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year ended December 31,
				Convenience translation into US dollar
	2005 NIS millions	2006 NIS millions	2007 NIS millions	2007 US$ millions
Net income	* 531	* 559	873	227
Financial expenses (income), net	(24)	155	156	41
Other expenses (income)	* 13	* 6	3	1
Income taxes	* 234	* 314	309	80
Depreciation and amortization	* 889	* 830	774	201
EBITDA	1,643	1,864	2,115	550

(*)	Restated due to initial implementation of a new Israeli Accounting Standard No. 27. See Note 2.U.2 to our financial statements as of December 31, 2007.
.

Free Cash Flow

The following table shows the calculation of free cash flow:

	Year ended December 31,
				Convenience translation into US dollar
	2005 NIS millions	2006 NIS millions	2007 NIS millions	2007 US$ millions
Cash flows from operating activities	1,272	1,477	1,644	427
Cash flows from investing activities	(619)	(633)	(571)	(148)
Free Cash Flow	653	844	1,073	279

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 18, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel